SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 4, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE SHAREHOLDERS’ MEETING MINUTES.-

The Shareholders’ meeting approved by majority vote the appointment of Mr. Eichenbaltt and Dolphin Found PLC to approve and sign the minutes of the Shareholders’ meeting.

2.	CONSIDERATION OF THE DOCUMENTATION PROVIDED FOR IN SECTION 234, SUBSECTION 1 OF LAW 19,550, RELATING TO THE FISCAL YEAR ENDED JUNE 30, 2008.-

The Shareholders’ meeting approved by majority vote the documentation under consideration in the form it had been made available to the shareholders.

3.	CONSIDERATION OF THE BOARD’S PERFORMANCE.-

The Shareholders’ meeting approved by majority vote the activities carried out by the Board of Directors during the fiscal year under consideration.

4.	CONSIDERATION OF THE SUPERVISORY COMMITTEE’S PERFORMANCE.-

The Shareholders’ meeting approved by majority vote the activities carried out by the Supervisory Committee’s during the fiscal year under consideration.

5.	TREATMENT AND ALLOCATION OF RESULTS OF THE FISCAL YEAR ENDED JUNE 30, 2008, WHICH RECORDED A $22,948,038 PROFIT (PESOS TWENTY TWO MILLION, NINE HUNDRED AND FORTY EIGHT THOUSAND, AND THIRTY EIGHT HUNDRED). CONSIDERATION OF THE TREATMENT OF THE PORTFOLIO HOLDINGS.-

The Shareholders’ meeting approved by majority vote the distribution of a cash dividend of Ps. 20,000,000,- previous deduction of 5% as legal reserve, and that the balance shall be allocated to the following fiscal year, delegating on the Board of Directors to dispose of the balance of free availability above mentioned in accordance with the needs of the Company, considering the applicable regulation and ad referendum of the Shareholders’ Meeting, with power to, between others, distribute dividends or dispose the acquisition of shares issued by the Company, according to Resolution No. 535 of the Comision Nacional de Valores (the “CNV”) , section 220 of Argentine Companies’ Law No. 19,550, section 68 of Argentina Law No. 17,811 and other relevant provision of the Rules of the CNV.

6.	CONSIDERATION OF THE COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS IN THE AMOUNT OF $ 2,425,387 (PESOS TWO MILLION FOUR HUNDRED TWENTY FIVE THOUSAND AND THREE HUNDRED AND EIGHTY-SEVEN) WHICH AMOUNT EXCEEDS BY $1,241,086 (PESOS ONE MILLION TWO HUNDRED FORTY ONE THOUSAND AND EIGHTY SIX HUNDRED) THE LIMIT OF FIVE PERCENT (5%) OF PROFITS FIXED BY SECTION 261 OF LAW N° 19,550 AND THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION (“CNV”), IN VIEW OF THE PROPOSAL NOT TO DISTRIBUTE DIVIDENDS. DELEGATION TO THE BOARD THE APPROVAL OF THE BUDGET OF THE AUDIT COMMITTEE.-

The Shareholders’ meeting approved by majority vote the compensation paid to the Board of Directors for the amount of Ps.2,425,387,- for the fiscal year ended June 30, 2008.

7.	CONSIDERATION OF THE COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE IN RESPECT OF THE YEAR ENDED JUNE 30, 2008.-

The Shareholders’ meeting approved by majority vote not to pay any compensation to the Supervisory Comitee.

8.	DETERMINATION OF THE NUMBER OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, IF THE CASE MAY BE, AND ELECTION THEREOF.-

The Shareholders’ meeting approved by majority vote to (i) increase the number of Regular Directors to eleven (11), and (ii) the appointment of Eduardo Sergio Elsztain (non independent under the terms of the resolution 400/CNV), Saúl Zang (non independent under the terms of the resolution 400/CNV), Daniel Elias Melicovsky (independent under the terms of the resolution 400/CNV) and Alejandro Gustavo Casaretto (non independent under the terms of the resolution 400/CNV). The appointment of Salvador Dario Bergel (non independent under the terms of the resolution 400/CNV), Juan Carlos Quintana Terán (non independent under the terms of the resolution 400/CNV) and Gastón Armando Lernoud (non independent under the terms of the resolution 400/CNV) as Alternate Directors, all such appointments expire on June 30, 2011.

9.	APPOINTMENT OF THE REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.-

The Shareholders’ meeting approved by majority vote the appointments of Jose Daniel ABELOVICH, Marcelo Hector FUXMAN and Roberto MURMIS, as Regular Syndics, and Sergio KOLACKZYK, Silvia De FEO and Alicia Graciela RIGUEIRA, as Alternate Syndics for a term of one fiscal year, all such, non independent under the terms of the resolution 400/CNV.

10.	APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF THE COMPENSATION PAYABLE THERETO.-

The Shareholders’ meeting approved by majority vote to appoint the firms PRICEWATERHOUSE & CO, member of PriceWaterHouseCoopers, and Abelovich Polano & Asociados, as certifying accountants for the fiscal year 2008/2009 and established a compensation of Ps. 670,550,- that will be paid during the fiscal year for professional consultancy services related to the Sarbanes-Oxley rules, prospectus and tax advice of Ps. 1,093,967.

11.	UPDATING OF THE REPORT RELATING TO THE SHARED SERVICES AGREEMENT.-

The Shareholders’ meeting approved by majority vote the approval in all respects of all the issues informed and discussed in respect of the matter under consideration.

12.	TREATMENT OF THE TAX ON THE SHAREHOLDERS’ PERSONAL ASSETS, PAID BY THE COMPANY IN ITS CAPACITY OF SUBSTITUTE TAXPAYER.-

The Shareholders’ meeting approved by majority vote that the shareholders’ personal assets tax, paid by the Company in its capacity of substitute taxpayer for an amount of up to Ps. 4,008,607.37 shall be assumed by the Company, until such decision is modified by a Shareholders’ Meeting.-

13.	RENEWAL OF THE DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO FIX THE DETERMINATION OF THE TIMING AND ISSUANCE CURRENCY, TERM, PRICE, MANNER AND PAYMENT CONDITIONS AND INTEREST RATES, USE OF PROCEEDS AND REMAINING TERMS PURSUANT TO WHAT WAS APPROVED BY THE SHAREHOLDERS GENERAL MEETING, DATED 10-31-06, WITH RESPECT TO THE ISSUANCE OF THE NOTES UNDER THE GLOBAL NOTE PROGRAM, ACCORDING TO THE PROVISIONS OF THE SECTION 9 OF THE LAW NO. 23.576.-

The Shareholders’ Meeting approved by majority vote the renewal of the delegation on the Board of Directors for the same period of the power to determine the timing and issuance currency, term, price, form and payment conditions and interest rates, use of proceeds and the remaining terms and conditions, of the issuance of the notes under the Global Note Program, as set forth by section 9 of Law No. 23,576.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 5, 2008